UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2021

Commission File Number 001-31236

TSAKOS ENERGY NAVIGATION LIMITED

(Translation of registrant’s name into English)

367 Syngrou Avenue, 175 64 P. Faliro, Athens, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    ☒                Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ___

TSAKOS ENERGY NAVIGATION LIMITED

FORM 6-K/A

This report on Form 6-K/A amends the report on Form 6-K furnished by Tsakos Energy Navigation Limited on July 2, 2021 solely to incorporate such Form 6-K, excluding Exhibit 99.1 thereto except for the sections in such Exhibit 99.1 under the headings “Recent Events and Other”, “Dividend Common Shares” and “Tsakos Energy Navigation Limited and Subsidiaries—Selected Consolidated Financial and Other Data” which sections are incorporated, into the following Registration Statements of the Company (into which this Form 6-K/A is also incorporated):

•	Registration Statement (Form F-3 No. 333-240253) filed with the SEC on July 31, 2020;

•	Registration Statement on Form F-3 (No. 333-234279) filed with the SEC on October 21, 2019;

•	Registration Statement on Form F-3 (No. 333-206852) filed with the SEC on September 9, 2015;

•	Registration Statement on Form F-3 (No. 333-111615) filed with the SEC on December 30, 2003;

•	Registration Statement on Form S-8 (No. 333-183007) initially filed with the SEC on August 2, 2012, as amended;

•	Registration Statement on Form S-8 (No. 333-134306) initially filed with the SEC on May 19, 2006, as amended;

•	Registration Statement on Form S-8 (No. 333-104062) filed with the SEC on March 27, 2003; and

•	Registration Statement on Form S-8 (No. 333-102860) filed with the SEC on January 31, 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 8, 2021

TSAKOS ENERGY NAVIGATION LIMITED

By:	/s/ Paul Durham
Paul Durham
Chief Financial Officer

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